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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

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                              SCHEDULE 13E-3/A
                      RULE 13E-3 TRANSACTION STATEMENT
(PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934 AND
                          RULE 13E-3 THEREUNDER)

                             (AMENDMENT NO. 3)
                              FINAL AMENDMENT

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                    MIDAMERICAN ENERGY HOLDINGS COMPANY
                            (Name of the Issuer)

 MIDAMERICAN ENERGY HOLDINGS COMPANY                        WALTER SCOTT, JR.
    BERKSHIRE HATHAWAY INC.                                   DAVID L. SOKOL

                    (Name of Person(s) Filing Statement)

                         COMMON STOCK, NO PAR VALUE
                       (Title of Class of Securities)

                                 59562V107
                   (CUSIP Number of Class of Securities)


                            STEVEN A. MCARTHUR
                    MIDAMERICAN ENERGY HOLDINGS COMPANY
                       302 SOUTH 36TH ST., SUITE 400
                           OMAHA, NEBRASKA 68131
                              (402) 341-4500

        (Name, Address and Telephone Number of Person Authorized to
 Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                 Copies to:

     Alan C. Myers, Esq.                           Peter J. Hanlon, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP          Willkie Farr & Gallagher
      Four Times Square                             787 Seventh Avenue
   New York, New York 10036                       New York, New York 10019
        (212) 735-3000                                (212) 728-8000
                                 -----------
This statement is filed in connection with (check the appropriate box):
      a. |X| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
      b. |_| The filing of a registration statement under the Securities Exchange Act of 1933.
      c. |_|  A tender offer.
      d. |_|  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. |_|


                         CALCULATION OF FILING FEE

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    TRANSACTION VALUATION*:                  AMOUNT OF FILING FEE:
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         $2,506,725,477                            $501,345**
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*    For purposes of calculating the filing fee only. This filing fee was determined based upon the sum of (a) the product of 59,877,313 shares of MidAmerican common stock and the merger consideration of $35.05 per share in cash, (b) the product of 9,849,600 shares of MidAmerican common stock issuable upon conversion of MidAmerican's Convertible Trust Preferred Securities and the merger consideration of $35.05 per share in cash and (c) the product of 6,275,897 shares of MidAmerican common stock subject to outstanding options to purchase MidAmerican common stock and the difference between $35.05 per share and the exercise price per share of each of such options. In accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying the amount calculated pursuant to the preceding sentence by 1/50 of one percent.
**   Previously paid.
|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing. Amount Previously Paid:
     Form or Registration No.:
     Filing Party:
     Date Filed:
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                                INTRODUCTION

      This Amendment No. 3 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed with the Securities and Exchange Commission by MidAmerican Energy Holdings Company ("MidAmerican"), Berkshire Hathaway
Inc., Walter Scott, Jr., a director of MidAmerican, and David L. Sokol, Chairman and Chief Executive Officer of MidAmerican, and amends and supplements the Rule 13e- 3 Transaction Statement on Schedule 13E-3 (as amended by Amendments No. 1 and No. 2 thereto, the "Transaction Statement") filed by MidAmerican, Teton Formation L.L.C. ("Teton Formation"), Teton Acquisition Corp. ("Teton Acquisition"), Berkshire Hathaway Inc., Mr. Scott and Mr. Sokol.

      The Transaction Statement relates to the Agreement and Plan of Merger, dated as of October 24, 1999, among MidAmerican, Teton Formation and Teton Acquisition. Teton Formation and Teton Acquisition were formed by an investor group that includes Berkshire Hathaway Inc., Mr. Scott and Mr. Sokol for the purpose of entering into the merger agreement and completing the merger. Upon the completion of the merger of Teton Acquisition with and into MidAmerican (described herein), Teton Formation was dissolved and Teton Acquisition ceased to have a separate existence. Accordingly, neither Teton Formation nor Teton Acquisition is a filing party hereto.

      The purpose of this Amendment No. 3 is to file a final amendment to the Transaction Statement to report the results of the Rule 13e-3 transaction pursuant to Rule 13e-3(d)(3).

ITEM 16.  ADDITIONAL INFORMATION

      On March 14, 2000, MidAmerican and Teton Acquisition filed Articles of Merger with the Secretary of State of the State of Iowa, pursuant to which Teton Acquisition was merged with and into MidAmerican. The merger became effective as of the date of filing of the Articles of Merger, at which time each outstanding share of common stock of MidAmerican (other than shares held by MidAmerican, Teton Formation or Teton Acquisition or their subsidiaries, Mr. Sokol, Mr. Gregory E. Abel, the President of MidAmerican, and shares for which dissenters' rights have been perfected in accordance with Iowa law) was automatically converted into the right to receive $35.05 in cash, without interest, upon surrender of the certificate for such share to MidAmerican's disbursing agent.

      As a result of the merger, on March 14, 2000, the common stock of MidAmerican was delisted from the New York Stock Exchange, the Pacific Exchange and the London Stock Exchange and became eligible for termination of registration under Rules 12g-4 and 12h-3 of the Securities Exchange Act of 1934. MidAmerican filed a Form 15 with the Securities and Exchange Commission on March 14, 2000.

      After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.


Dated: March 24, 2000


                              MIDAMERICAN ENERGY HOLDINGS COMPANY


                              By:  /s/ Steven A. McArthur
                                   ----------------------
                              Name: Steven A. McArthur
                              Title:Senior Vice President


                              BERKSHIRE HATHAWAY INC.


                              By:  /s/ Marc D. Hamburg
                                   ----------------------
                              Name: Marc D. Hamburg
                              Title:Vice President


                               /s/ Walter Scott, Jr.
                              ---------------------------
                              Walter Scott, Jr.


                              /s/ David L. Sokol
                              ---------------------------
                              David L. Sokol